

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via E-Mail
Mr. Edward E. Cohen
Chief Executive Officer
Atlas Resource Partners, L.P.
Park Place Corporate Center One
1000 Commerce Drive, 4th Floor
Pittsburgh, PA 15275-1011

> **Re: Atlas Resource Partners, L.P.**
> **Registration Statement on Form S-4**
> **Filed July 1, 2013**
> **File No. 333-189741**
> **Current Report on Form 8-K**
> **Filed February 22, 2013**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Response dated July 19, 2013**
> **File No. 1-35317**

Dear Mr. Cohen:

We have reviewed your letter dated July 19, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Selected Historical Financial Data, page 39

1.   We note from your presentation that you regard Adjusted EBITDA as a performance measure that is most directly comparable to the GAAP measure of net income or loss. Please expand your disclosure within footnote (1) of your selected financial data to clarify in further specificity the reasons you believe presenting this non-GAAP measure

provides useful information regarding your financial condition and results of operations. For example, explain *how* your non-GAAP measures are helpful to investors in understanding your operating performance and *how* these measures assist investors in comparing your results to other companies, given that you also disclose that your measures may not be comparable to the non-GAAP measures reported by other companies.

2. You state that you calculate Adjusted EBITDA by adjusting net income for certain non-cash items recognized in your Statements of Operations. However, it appears that you are also adjusting net income for amounts that have cash implications, including gross margins generated by properties or businesses prior to your ownership; acquisition and related costs; Chevron transaction expense; cash impact of derivatives; and premiums paid on swaption contacts. Tell us your rationale for each of these adjustments and explain why you believe inclusion does not conflict with the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K. If you are able to demonstrate the propriety of these adjustments, you should modify your introductory language as necessary to be more comprehensive.

3. We see that in computing your non-GAAP measure of Adjusted EBITDA you have added an estimate of gross margins that were generated by businesses or assets acquired during periods in advance of your ownership. We understand that you may have subsequently negotiated effective dates prior to the acquisition dates which give rise to these purchase price adjustments. However, it is not clear to us how including these amounts is consistent with presenting the non-GAAP measure as a historical measure of performance. By including gross margins attributable to periods prior to establishing control, it appears that you have presented a measure with a pro forma or forward-looking quality. Therefore, it appears you will need to either remove this adjustment from your computation or revise disclosure to clarify the nature as other than historical performance, also to clarify your reasons for presenting the measure, including a discussion of why you believe these adjustments are appropriately distinguished from other elements of your purchase consideration.

4. We note your measure of Adjusted EBITDA reflects positive adjustments for proceeds received in the course of rebalancing your hedge portfolio and for premiums paid for swaption derivative contracts. If you are able to demonstrate an appropriate rationale for these adjustments you will need to expand your disclosure to clarify whether you are eliminating activity that is reflected in your measure of net income or loss, or adding activity that is not reflected in net income or loss reported for the period under GAAP. It should also be clear why you believe the presentation of Adjusted EBITDA reflecting these adjustments is useful to investors.

Please clarify whether an objective of yours is to reflect cash settlements of derivatives in your non-GAAP measures. Tell us the extent to which your non-GAAP measures reflect settlement provisions that do not equate precisely with the cumulative gain or loss reported under GAAP since acquiring the derivative instruments and reclassified from other comprehensive income upon settlement. For example, if you previously acquired or modified such derivatives and incurred some costs or premium, this should be quantified; please clarify the extent to which your non-GAAP measures reflect recovery of such costs.

Form 8-K Filed February 22, 2013

Exhibit 99.1

5.   We note that you present the non-GAAP measures of Adjusted EBITDA and Distributable Cash Flow in the press release included with this filing also posted on your website. Given that you identify net income or loss as the most directly comparable GAAP financial measure in presenting Adjusted EBITDA in your registration statement, please explain why you believe presenting a reconciliation based on gross margin, which appears to be a measure not disclosed in your financial statements, is not contrary to Rule 100(a)(1) of Regulation G.

With regard to your reverse reconciliation of Distributable Cash Flow to net income or loss, you should address the preceding comments on your presentation of Adjusted EBITDA to the extent that you have identified similar adjustments within your non-GAAP disclosures in this press release. Please expand, revise and conform similar disclosures of these non-GAAP financial measures.

6.   Tell us how you determined that net income or loss rather than operating cash flows was most directly comparable to your non-GAAP measure of Distributable Cash Flow in preparing the disclosures required by Rule 100(a) of Regulation G.

7.   We note that your non-GAAP measure of Distributable Cash Flow reflects deductions from net income for maintenance capital expenditures. Please disclose how these measures have been computed and appropriately differentiated from the expansion capital expenditures that you also report. Please explain how the funds have been used, identify the projects involved, and describe the benefits realized as a result. Please include details sufficient to understand why this is a meaningful distinction, and the extent of correlation with changes in reserves and production.

8.   Given that you present non-GAAP measures of Distributable Cash Flow, also disclose how the measures relate to and compare with your actual distributions, explain significant differences and provide a reconciliation between these two amounts for all periods presented.

Form 10-K for the Fiscal Year ended December 31, 2012

Financial Statements

Note 10 – Certain Relationships and Related Party Transactions, page 110

9.   We note your response to prior comment six, including the proposed disclosure for the Form 10-Q for the quarter ended June 30, 2013. We understand that you will clarify that

you maintain the right to retain a portion or all of the distributions to the limited partners of the Drilling Partnerships to cover their share of the plugging and abandonment costs. However, please also disclose whether it is your *intent* to limit distributions to the limited partners to retain such funds, or *if not* to clarify the circumstances under which you would recognize a liability for the limited partners' share of the plugging and abandonment costs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant at (202) 551-3706 if you have any questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief